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                              November 14, 2022

       Teck Chia
       Chief Executive Officer
       CBL International Ltd
       Suite 19-9-6, Level 9, UOA Centre
       No. 19 Jalan Pinang
       50450 Kuala Lumpur, Malaysia

                                                        Re: CBL International
Ltd
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed November 4,
2022
                                                            File No. 333-267077

       Dear Teck Chia:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

       Amendment No. 5 to Registration Statement on Form F-1

       Risk Factors, page 17

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to
your actual or expected operating performance and financial
 Teck Chia
CBL International Ltd
November 14, 2022
Page 2
         condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameTeck Chia                                     Sincerely,
Comapany NameCBL International Ltd
                                                                Division of
Corporation Finance
November 14, 2022 Page 2                                        Office of Trade
& Services
FirstName LastName